Mail Stop 0308

      January 21, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Peter Vaisler
Chief Executive Officer and President
Alliance Recovery Corporation
#390 - 1285 N. Telegraph Road
Monroe, MI  48162-3368

Re:	Alliance Recovery Corporation
      Registration Statement on Form SB-2
      File No. 333-121659
      Filed on December 27, 2004

Dear Mr. Vaisler:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Section (a)(2) of Rule 419 defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act
Release No. 6932 (April 13, 1992).

Your disclosure indicates that you are a developmental stage company issuing penny stock. As of September 30, 2004, your primary asset was cash in the amount of $157,885 and you had no revenues, no employees working for you, no executive officer compensation, no completed rubber waste conversion units, no customers, no contracts, and no rights to your vital technology. To date, it appears as if you have taken few substantive steps in furtherance of a business plan.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule
419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering.
2. We note that the compensation terms of the Mirador Consulting Agreement, filed as exhibit 10.3, enable Mirador to purchase two 100,000 share tranches of your "publicly Traded common stock, without any restrictive legend or other restriction on the transfer Thereof, from the Company[.]" In other words, it appears you have granted purchase rights for future registered primary offerings in the form of Tranche A and Tranche B shares. Please be aware of our view that an offering that commenced privately must be completed privately. Accordingly, to conform with the requirements of Section 5 of the Securities Act, the Trance A or B shares may not be issued in a registered primary offering. Please confirm your understanding of our view. The issuance of the Tranche A and B shares must be made based upon an available exemption, and any subsequent resale by the shareholders must be registered or be made in reliance upon an available exemption.
Also, because the agreement seemingly contemplates delivery of registered securities to Mirador, will the failure to do so subject you to breach of contract or other potential claims of the holders?
If so, please provide appropriate disclosure.
3. We note your independent accountants, Webb & Company P.A., are located in Florida while the company is located in Michigan. Please have your accountants confirm to us that they are registered to practice in Michigan.
4. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you include many factual statements, but you do not always indicate whether the source of this information is based upon management`s belief, industry data, scientific reports, general articles or any other source. For example, we note the following:

* "Although similar process furnaces are operating at numerous locations around the world . . . ."  Risk Factors, Several factors could result in our facility not operating . . . , page 7.
* "We believe that the effective implementation of our business plan will result in our position as a leading provider of community based waste to energy." Management`s Discussion and Analysis, Overview, page 11.
* "We believe there are several sources of capital that can be exploited." Management`s Discussion and Analysis, Overview, page 11.
* "All communities in the United States are being encouraged by state and federal officials to be more environmentally responsible." Management`s Discussion and Analysis, Plan of Operations, page 13.
* "In 2001, 292 million scrap tires were generated in the United States." Business, About Us, page 14.

These are only examples. The Business section in particular contains a number of other examples. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please supplementally provide these documents to us appropriately marked and dated. We may have further comments.

Front Cover Page of Prospectus, page 3
5. The top of the cover page states that you are offering
"4,169,156
selling security holder shares of common stock[.]"  Item 501(a)(2)
of
Regulation S-B requires you provide the title of the offered shares,
which here is shares of common stock. Including references to "selling security holder" shares may improperly imply that there is some distinct class of common stock owned by the selling security holders. Also, describing the shares as held by selling security holders is unnecessary given the descriptive disclosure that appears elsewhere on the cover page. Accordingly, please revise to delete any reference to "selling security holder" at the top of the cover page. Further, please combine the 4,169,156 shares of common stock and the 2,253,929 shares of the common stock issuable in
connection
with the conversion of warrants to read that you are registering 6,423,085 shares of common stock.
6. Also, we note that the subsequent paragraph that begins with
"Our
selling security holders are offering to sell . . ." is repetitive of
the penultimate paragraph on the cover page. Please revise to eliminate unnecessary repetition.
7.
Please state that there has been no public market for your common stock before this offering, and that your shares currently are not traded on any exchange or market. See Item 501(a)(4) of Regulation
S-B in this regard.  Additionally, we note your statement on page
9
that you intend to apply for a quotation of your shares of common stock on the OTC bulletin board. Even so, please add a sentence briefly highlighting that purchasers in this offering may be receiving an illiquid security.
8. Given that no market currently exists for your shares, it is our position that the selling security holders must offer the shares being registered at a fixed price. Based upon the registration statement fee table, it appears that the relevant initial offering price of the shares is $0.50. Once your shares are traded, then the selling shareholders may sell the registered shares at the prevailing market price. Please accordingly revise your cover page and the remainder of the prospectus.
9. Please note that if this prospectus will be used before the effective date of the registration statement, you must prominently provide the required Item 501(a)(10) of Regulation S-B statement on the prospectus cover page. It appears that you have provided this information on the registration statement facing page. Therefore, please either revise your filing and place this statement on your prospectus cover page, or confirm that the statement appears in the proper location.
10. Please provide the dealer prospectus delivery obligation statement on either the inside front or outside back cover of your prospectus, as required by Item 502(b) of Regulation S-B. If you believe that this statement is not required, please tell us why you have not included it.

About Us, page 5
11. Please consider changing your title of this section from "About
Us" to "Summary" or "Summary Information."
12. Please delete the defined terms in this section and in your Risk
Factors section. For example, your readers will understand, without resorting to a definition, the meaning of "ARC," "Alliance," "we," "our," "us," and the "Company".
13. Also, we remind you that a summary should provide a brief overview of you in a balanced manner. In this regard, please consider the following:

* Please state that you have received a going concern opinion from you auditors.
* Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.
* Please disclose that 400,000 shares being registered in this offering are owned by affiliates of the company. Furthermore, officer-directors Peter Vaisler and David Williams will own the majority of your registered shares, allowing them control your company.
* Please better clarify the current status of your business rather than what you intend your business to do and receive.

These are only examples. Revise accordingly. We may have further comments based upon your revisions.

Risk Factors, page 5
14. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using "boilerplate" risk factors. We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Further, you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release
No. 33-7497. As examples, please consider the following risk factors:

* "Our success is dependent on our ability to raise additional financing in the future."
* "The operation of our facility may result in liability claims against us resulting in possible damages about our insurance limits and negatively affecting our profitability."
* There is presently no public trading market for our securities and this can affect the resale of your shares."
15. As your first risk factor, please discuss the fact that you have received a going concern opinion from your auditor, what a going concern opinion means, and the risks that result.
16. Please include a risk factor that discloses the risks associated with "penny stocks" similar to your discussion of penny stocks on page 10.

We have a limited operating history..., page 6
17. It appears that the second paragraph of this risk factor is repetitive of the risk factor that follows, "Our success is dependent on our ability to raise additional financing in the future." Please revise to avoid unnecessary repetition. In addition, to place this risk in context, please disclose the amount of financing you require to implement your business plan and the amount of cash you require over the next twelve months.

If we are unable to procure needed permits..., page 7
18. Although you state that you have worked with Mr. Vaisler to obtain the necessary permits and that unforeseen changes in environmental regulations could make it difficult to comply with regulations, please discuss any industry or regulatory risks presented by the current regulations of any state agency, U.S. agency, or agency of a foreign government.
We may not be able to successfully develop a market..., page 8
19. Based upon the size of your business to date, please tell us why you believe it is appropriate to discuss expanding into Europe. Other energy companies and disposal companies with more experience..., page 9
20. Please clarify your statement that you have "no direct competitors," when you list other firms that are in the business of
"disposal and processing of scrap tires" in the subsequent sentence, and you discuss tire derived fuel as an alternative to your process on page 15.

There is presently no public trading market..., page 9
21. Please revise to more clearly discuss the risks that result from the lack of a trading market for your shares. Also, in a distinct risk factor, please discuss the risks that result given that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value, or other criteria of value.

Use of Proceeds, page 9
22. Please disclose the exercise prices of the various warrants related to the common shares you are registering in this offering, and the possible proceeds that may result. Please also discuss the possible proceeds in the Management`s Discussion and Analysis section, as the exercise of the warrants represent a possible source of liquidity to you. Similarly, disclose the exercise price of the warrants in the Description of Securities section.
23. Please disclose who will pay the offering expenses. In doing so, please disclose whether selling shareholders have agreed to contribute additional capital to fund the offering expenses or whether the expenses will be paid directly by you. If there is an agreement that obligates you or the selling shareholders to pay offering expenses, please describe the terms of the agreements, and file those documents as material agreements.


Determination of the Offering Price, page 9
24. Please revise this section to clearly disclose how you determined the offering price of the shares. Because there is no established public market for your common shares, please provide all of the factors that you considered in determining the offering price.
See
Item 505(a) of Regulation S-B. Please consider whether your recent private placements at $0.50 per share contributed to the calculation of the offering price.
25. Also, as reflected in comment 8 above, you may not simply "estimate" your offering price. The initial offering price apparently is $0.50 per share. Only once your shares are listed or traded may the selling shareholders sell at prevailing market prices.

Market for Common Equity and Related Stockholder Matters, page 9
26. Please indicate the amounts of common equity that could be sold pursuant to Rule 144 under the Securities Act, that you have agreed to register under the Securities Act for sale by security holders, and that you proposed or are proposing to be publicly offered that could have a material effect on the market price of your common equity. See Item 201(a)(2) of Regulation S-B.

Management`s Discussion and Analysis or Plan of Operation, page 11
27. At the beginning of this section, please disclose that you received a going concern opinion from your auditors.
28. Please expand this section to discuss known material risks, trends, and uncertainties that will have or are reasonably likely to have a material impact on your revenues, operations, liquidity, or income over the short and long terms, and the actions you are taking to address them. In doing so, please discuss the industry-wide factors relevant to your business and the risks and uncertainties related to the development of your products to the extent necessary to commence operations and for the foreseeable future. Additionally, please discuss your ability to secure sources of supply and customers, generate revenues, raise additional financing, and manage other significant risks and uncertainties that are material to your plan of operations and business. See SEC Release No. 33-8350 and
Item 303 of Regulation S-B.
29. Please rewrite this section in a clear and concise manner and avoid using terms or phrases that an ordinary investor would not understand. Additionally, please provide support for any conclusions you make or timelines you use. For example, although this comment is not limited to only these instances, please revise the following phrases and conclusions:

* "utilization of specific existing distribution channels and disposal infrastructure;"
* "installation through construction, completion, training, start-up and commercial acceptance based upon engineering performance verification;" and
* "overall fabrication and installation timeframe is approximately
365 days."
30. Please clarify and disclose if applicable, whether you have any off balance sheet arrangements. See Item 303(c) of Regulation S-B.

Plan of Operations, page 12
31. We note that you intend to raise funds of $20 million to complete
the construction of the first showcase facility.  However, it appears
uncertain that this will occur in the near term. Therefore, it is unclear how you plan to fulfill your cash obligations for the next 12 months.  Please disclose the specific plan you have in place to meet
your cash requirements in the next 12 months including how you will
pay for the expenses of this offering.  See Item 303(a)(1)(i) of
Regulation    S-B.
32. Please describe your options and most likely course of action over the next twelve months if you are unable to obtain $20 million in capitalization.
33. In this regard, it is unclear why you cite your relationships with several corporate finance entities, given that your shares are not nor in the immediate future appear likely to be "publicly traded on a recognized stock exchange[.]" Please revise accordingly, and generally revise to be more clear about the current status of your attempts to obtain necessary financing. Also, clarify whether the standard of "being traded on a recognized stock exchange" includes being listed on the OTC Bulletin Board.
34. Please provide more information about your discussions with supplier and operators who have expressed an "interest" in participating in your overall business. Additionally, please expand upon your discussions with these entities pertaining to the exchange of your shares for "all, or part, of the value of the turnkey."
35. Please describe your "targeted marketing initiatives" for the sale of your rubber waste, carbon black, scrap steel, hot water, and steam that you plan to conduct while your construction and installation phases are being conducted.
36. Please revise your disclosure to discuss information about your preliminary discussions with hydroponics greenhouse operators, especially the basis for your conclusion that the availability of reliable, yet discounted, heat is an attractive solution to their current consumption of non-renewable resources.

Business, page 14
37. Please thoroughly revise your disclosure in this section and throughout your prospectus to clarify the current status of your operations and your proposed business operations. To the extent that you discuss future services, provide the status of development and indicate the timeframe for which you anticipate offering these services and the basis of your conclusions. We may have further comments after reviewing your revised disclosure.
38. Please disclose the information about your reports to security holders that you are required to provide under Item 101(c) of Regulation S-B. See Item 16 of Form SB-2.
About Us, page 14
39. Please begin this subsection with a discussion about your organizational form and your organization`s chronological history. See Item 101(a)(1) of Regulation S-B.
40. Please describe your "one-step manufacturing process" and explain how it improves upon existing processes.
41. With respect to your rubber waste conversion process, please disclose the development activities required to sufficiently increase the process` technical aspects for use in operations within 30 days from completion of the offering. See Item 101(b)(1) of Regulation S-
B.
42. Please describe how you plan to distribute your electrical energy, carbon black, steel, and steam and/or hot water to your customers. See Item 101(b)(2) of Regulation S-B.
43. Please revise to more clearly explain tire derived fuel and how it will impact the development of your business. See Item 101(b)(4)
of Regulation S-B.
Management Team, page 16
44. Please disclose the names of your "corporate management team of highly qualified and experienced executives, [who are] familiar with successful commercialization of leading edge technologies" and have been responsible for your research and development efforts thus far.
Further, please estimate the amount of time you spent during the last two fiscal years on research and development activities, and the extent to which the cost of such activities will be borne directly by your customers. See Item 101(b)(10) of Regulation S-B.
45. We note your disclosure that "A Controller will be hired once it is monetarily feasible. Our accountants will carry out accounting and financing functions on an interim basis." We assume you are referring to Webb & Company, your independent auditors, based on the fact that you have no employees and do not mention any other accountants in the registration statement. If our understanding is correct please elaborate, as it appears that your independent accountants may be performing non-audit services - as that term is defined by Rule 2-01(4) of Regulation S-X - which may impair their independence. Please advise us in detail as to what specific functions they are performing and why each function is permissible.
Financing, page 16
46. Please disclose who your third party, seasoned financial experts are, and define what you mean by "stewardship required to complete our overall financial objectives."
Expansion, page 16
47. Please state your plans if you are unable to obtain enough tires to meet your needs, and list alternative suppliers of your rubber needs, if any. See Item 101(b)(5) of Regulation S-B.
Product, Markets, & Services, page 17
48. Please disclose how you determined that the addition of oil burning reciprocating engines to make electricity will provide you with an additional $3 million in net revenues.

Competitive Advantages and Strategy for Success, page 18
49. It is not necessary for you to repeat your business operations in
this subsection because it is redundant and does not aid an understanding your business. In this subsection, rather, please only provide a discussion of your competitive business conditions and competitors. See Item 101(b)(4) of Regulation S-B.
Environmental Impacts of Products and Production Processes, page
18
50. Please tell us what you mean by your statement that "[m]any of these efforts simply change the shape of the problem into a consumer product that is ultimately disposed of at conventional dump sites."
It appears that you mean current tire recycling efforts turn rubber into consumer products that will be discarded later. If this is true, please explain how your process will not lead to the same outcome with the energy and steel you will produce.
51. Please disclose why your process does not qualify as federally regulated source of emissions. Further, please provide the effect of the probable state and local government regulations on your business.
See Item 101(b)(9) of Regulation S-B.
52. Please disclose any other federal regulations, beyond emissions regulations, with which you must comply. See Item 101(b)(9) of Regulation S-B.

Tipping Fees, page 19
53. Please describe how you estimated the average tipping fees in large, urban cities to be as much as $3.00 to $5.00 per tire, and why you budgeted tipping fees at $0.85 per tire. Also, please explain the discrepancy between the $3.00 to $5.00 maximum and the $0.85 you budgeted.

Sale of Manufactured Carbon Black, page 20
54. Please disclose how you determined that you would be able to manufacture approximately 14 million pounds of commercial grade carbon black annually.
55. Please use a carbon black price quotation that is later than April 1, 2002. You say that the price of carbon black is directly related to the price of a barrel of oil, and the price of a barrel of oil is very volatile. Therefore, using a 2002 price projection is not necessarily reflective of today`s price.

Sale of Steam and/or Hot Water, page 20
56. Please provide or reference a more detailed discussion about your possible sale of steam and/or hot water. For example, please discuss your options for delivering hot water and steam, those who purchase and/or use hot water and steam, discussions you may have had with purchasers, and any other fact you consider to be material about your ability to sell your hot water and steam.

Consulting Agreement with Mirador Consulting, Inc., page 20
57. Please state, in more detail, your dealings with Mirador Consulting, Inc. Please discuss their business operations, the services they have performed for you to issue them 200,000 shares of your stock, when you will begin to pay them $4,000.00 per month, and for what services will they be retained. If Mirador is a broker-dealer and a selling shareholder, it must be listed as an underwriter of this offering.

Intellectual Property, page 20
58. Please provide a discussion as to why your process may or may not be patentable, as you stated on page 14, and how your company would fare if you are able or unable to receive a patent. See Item 101(b)(7) of Regulation S-B.
59. Please disclose the terms and provisions of the contracts that allow Mr. Vaisler to retain ownership of the technology upon which your business relies while he owns 42.33% of the shares to be registered in this filing. Also, please provide more detail about the option to purchase, for a one-time fee, the technology from Mr.
Vaisler if he ever ends his employment with you. Furthermore, you state that Mr. Vaisler worked with others to develop this process, therefore please describe the ownership rights the others have on this process. Finally, please provide any other provisions in your agreements that negatively affect you. See Item 101(b)(7) of Regulation S-B.

Employees, page 20
60. You state that you have no full-time employees. However, in your
Employment Agreement subsection on page 23, you state that you have a five-year employment agreement with Mr. Vaisler to act as your President and Chief Executive Officer on a full-time basis that begins the day this registration statement becomes effective. Please include the fact that Mr. Vaisler will be a full-time employee as of this registration statement`s effective date in this section. Also, please include anyone else with whom you have such an agreement. See
Item 101(b)(12) or Regulation S-B.
61. Please state why you expect to employ approximately 25 people on a full-time basis at your installation and 6 people in your corporate office. Please provide a general description of their duties. Furthermore, please state or reference all the individuals who perform the tasks necessary to start your business, how much time they devote to this endeavor, and the manner of their compensation.
See Item 101(b)(12) or Regulation S-B.

Description of Property, page 20
62. You state that Mr. Vaisler uses his home office and the office of his legal counsel to conduct your business operations. Please describe any limitations of this arrangement. See Item 102(a) of Regulation S-B.


Legal Proceedings, page 20
63. Please remove the qualifier, "we do not believe," from your disclosure about any legal proceedings involving your directors, officers, affiliates, or beneficial owners. Please state affirmatively whether these individuals are involved in legal proceedings as a party adverse to you or have a material interest adverse to yours.

Directors, Executive Officers, page 21
64. Please disclose for whom Mr. Vaisler was working or his funding sources from 1995 to 2001 when he was working with a team of third party engineers and scientists to develop the ARC Unit. Additionally, please state for whom Mr. Vaisler worked from 1979 to
1985 and 1986 to 1989.
65. Please provide the terms of office for your directors.  See
Item
401(a)(3) of Regulation S-B.
66. Please state if Mr. Williams is still working for Beutel, Goodman, and Company. If he is not still working for them, please state when he stopped. Also, please state when Mr. Williams began managing Roxborough Holdings, Inc. See Item 401(a)(4) of Regulation
S-B.
67. Please state Mr. Martin`s business experience from 2002 to the present. See Item 401(a)(4) of Regulation S-B. Also, please identify the other directorships he held in reporting companies. See
Item 401(a)(5) of Regulation S-B.
68. You have not stated whether you have any significant employees within the scope of Item 401 of Regulation S-B. However, earlier in your registration statement, you indicated dependence on key employees, engineers, consultants, and contractors. Additionally, you cited Michael E. Fiore, John L. Combs, and third party engineers and scientists who helped Mr. Vaisler develop your process.
Please
disclose all of your significant employees that have made or are expected to make significant contributions to your business. See
Item 401(b) of Regulation S-B.

Principal Stockholders, page 24
69. Of the number of shares owned by each individual in the table, state in a footnote to the table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements.
See Instruction 1 to Item 403 of Regulation S-B.
70. Your table indicates that Suzy Jafine`s shares are held in trust.
If this is a voting trust or similar agreement, please provide the information required by Instruction 2 to Item 403 of Regulation S-B.
If this is not a voting trust, please state that in your table or in a footnote to your table. See Instruction 2 to Item 403 of Regulation S-B. Additionally, please disclose the beneficial owner of shares held by Saul Brothers Partnership.

Selling Stock Holders, page 24
71. Please identify the beneficial owner that has the ultimate voting
or investment control over the shares listed in your selling shareholder table for the following entities: 1064055 Ontario, Inc.;
Saul Brothers Partnership; Mirador Consulting, Inc.; Brawley
Cathers
Limited; Ruby Chicks Investment, Inc.; 874297 Ontario, Ltd.;
823284
Ontario, Inc.; Eagle Visions Securities Corp.; Cridon Investments Limited; Elle Lee, Inc.; 1571469 Ontario, Inc.; Envo Tech, Inc.; and
1451624 Ontario, Inc. See Interpretation 60 under Section I. Regulation S-K in the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997).
72. Please tell us whether any of the selling shareholders are broker-dealers or affiliated with broker-dealers. For all selling shareholders that are broker-dealers, disclose that they are "underwriters" within the meaning of the Securities Act of 1933. You should revise this section and the Plan of Distribution section to state the names of the selling shareholders who are broker-dealers, and to state that they are also underwriters with respect to the shares that they are offering for resale.
73. For selling shareholders who are affiliates of broker-dealers, disclose, if true, that:

* The seller purchased the shares in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for any selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.

Plan of Distribution, page 29
74. Please disclose who "Nationwide" is, and disclose why the selling shareholders have agreed to indemnify that entity.
75. Please disclose the Commission`s position of indemnification for
Securities Act liabilities required by Item 510 of Regulation S-B. See Item 14 of Form SB-2 and Item 510 of Regulation S-B. Description of Securities, page 30
76. You state that "All outstanding shares of common stock are validly issued, fully paid and non-assessable." However, we note that you have outstanding subscription receivables of $17,877 as of
September 30, 2004.  Please advise or revise.

Experts, page 30
77. Please remove the parenthetical phrase "which report expresses an unqualified opinion and includes an explanatory paragraph referring to our recurring losses from operation which raise substantial doubt about or ability to continue as a going concern."

Financial Statements

Note 2 - Stockholders Equity, page 7

(D) Common Stock Warrants, page 7
78. Please revise to apply the guidance in paragraphs 284-285 of SFAS
123. Specifically, we note your use of a volatility assumption of 0%, which resulted in a fair value of zero. Since the minimum value method is not appropriate for public entities you must use a reasonable volatility assumption. See the glossary to SFAS 123.

Item 24, Indemnification of Directors and Officers, page 31
79. In the first paragraph of this section, you state that neither your articles of incorporation nor your bylaws provide for indemnification of your directors, officers, employees, or agents. However, Article X of your bylaws states that every one of your directors, officers, employees, and agents "shall be indemnified by the Corporation to the fullest extent permitted by law." Please revise or advise.

Item 25, Other Expenses of Issuance and Distribution, page 31
80. Please note that this table should include all the expenses of your offering. Therefore, if true, please state that all your expenses are accounted for here, and please be sure to include all of your expenses in your table. See Item 25 of Form SB-2 and Item 511(a) of Regulation S-B.
81. You state here that you are paying for all the expenses for this offering, and the selling shareholders are paying for none of the expenses. However, on page 25 of the prospectus, you say that you have agreed to "bear the reasonable expense of the registration of the shares." If true, please make clear in all parts of the registration statement that you are paying for all the expenses of this offering.

Item 26, Recent Sales of Unregistered Securities, page 31
82. Please revise this section to better explain and provide more facts as to why you determined that your unregistered sales of securities were permitted by Section 4(2) of the Securities Act. In this regard, please tell us with a view towards disclosure how you identified all the purchasers listed in the table on pages 33-34. Did you or your officers have pre-existing relationships with them?
Did Mirador Consulting locate them on your behalf?
83. Please reconcile your disclosure here with that in the Selling Stockholders section of the prospectus. We note that some of these shareholders listed in the latter are not listed in the former. For example, we note in the Selling Stockholders section that Dora Vaisler is selling 300,000 shares of your stock. However, she is not listed in your Recent Sales of Unregistered Securities section. Additionally, we notice that Robert Lisser is selling 360,000 share of your stock, but he is not listed here either. Please revise or advise.

Item 27, Exhibits and Financial Statement Schedules, page 35
84. Please file and index an instrument defining the rights of your security holders. See Item 27 of Form SB-2 and Item 601(b)(4) of
Regulation S-B.

Item 28, Undertakings, page 36
85. Please revise your undertakings so the language that appears in the registration statement is identical to the disclosure set forth in Item 512(f) of Regulation S-B. See Item 28 of Form SB-2 and
Item
512(f) of Regulation S-B.

Signatures, page 37
86. Please revise your signature page so that the language and format are identical to the language and format set forth in the Form SB-2.
More specifically, in your first paragraph, please add that you have reasonable grounds to believe that this registration statement meets all of the requirements of filing on Form SB-2. See Signatures section of Form SB-2. Also, your controller or principal accounting officer must sign the registration statement. See Instruction 1 of the Instructions For Signatures section of Form SB-2.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David DiGiacomo, Staff Accountant, at (202) 824-5493, or George Oshiek, Accounting Branch Chief, at (202) 942-2905, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff
Attorney, at (202) 824-5505, David Mittelman, Legal Branch Chief, at
(202) 942-1921, or me at (202) 942-1900 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director


cc:	Richard I. Anslow, Esq.
      Anslow & Jaclin, LLP
	Via Fax: (732) 577-1188

??

??

??

??

Alliance Recovery Corporation
January 21, 2005
Page 1